Exhibit 99.1

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and Hong Kong Securities Clearing Company Limited (“HKSCC”) take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities.

This announcement is not for release, publication, distribution, directly or indirectly, in or into the United States (including its territories and possessions, any state of the United States and the District of Columbia). This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933 as amended from time to time (the “U.S. Securities Act”).

Any public offering of our securities to be made in the United States will be made by means of a prospectus that may be obtained from us and that will contain detailed information about us and our management, as well as financial statements. We have filed a shelf registration statement on Form F-3ASR and a final prospectus supplement with the United States Securities and Exchange Commission in connection with the Global Offering.

Unless otherwise defined herein, capitalized terms used in this announcement shall have the same meanings as those defined in the Hong Kong prospectus dated October 21, 2020 (the “Prospectus”) issued by GDS Holdings Limited (the “Company”).

The Company is controlled through weighted voting rights. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting right, or WVR, structure. Particularly, the WVR beneficiary, whose interests may not necessarily be aligned with those of our shareholders as a whole, will be in a position to exert significant influence over the outcome of shareholders’ resolutions, irrespective of how other  shareholders vote. Our American depositary shares, each representing eight of our Class A ordinary shares, are listed on the Nasdaq Global Market in the United States under the symbol GDS.

GDS Holdings Limited

萬國數據控股有限公司*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9698)

FULL EXERCISE OF THE OVER-ALLOTMENT OPTION

The Company announces that on November 6, 2020 (after trading hours), the  Over-allotment Option has been fully exercised  by  the  Joint  Representatives,  for themselves and on  behalf  of the International Underwriters, in respect of an aggregate of 24,000,000 Over-allotment Shares, representing 15% of the Offer Shares initially available under the Global Offering (before any exercise of the Over-allotment Option), to cover over-allocations in the International Offering.

*        for identification purposes only

The Over-allotment Shares will be issued and allotted by the Company at HK$80.88 per Share (exclusive of brokerage of 1.0%, SFC transaction levy of 0.0027% and Stock Exchange trading fee of 0.005%), being the International Offer Price.

Approval for Listing

Approval for the listing of and permission to deal in the Over-allotment Shares has already been granted by the Listing Committee of the Stock Exchange. Dealings in the Over-allotment Shares on the Main Board of the Stock Exchange are expected to commence at 9:00 a.m. on November 12, 2020.

Total Number of Shares of the Company upon Full Exercise of the Over-allotment Option

The Company’s total number of issued and outstanding Class A ordinary shares immediately before and immediately after the completion of the full exercise of the Over-allotment Option (assuming the total number of issued and outstanding Class A ordinary shares remains unchanged since the Latest Practicable Date, except for the Class A ordinary shares issued following the completion of the Global Offering) is 1,403,588,819 Class A ordinary shares and 1,427,588,819 Class A ordinary shares, respectively. The Company’s total number of issued and outstanding Class  B  ordinary shares immediately before and immediately after the completion of the full exercise of the Over- allotment Option is 67,590,336 Class B ordinary shares.

Use of Proceeds

The Company will receive additional net proceeds of approximately HK$1,888.6 million for the issue of the Over-allotment Shares, after deducting offering expenses payable by the Company in relation to the exercise of the Over-allotment Option. The Company intends to apply the additional net proceeds towards the same purposes as set out in the section headed “Use of Proceeds” in the Prospectus.

The Company will make a further announcement after the end of the stabilization period in connection with the Global Offering pursuant to Section 9(2) of the Securities and Futures (Price Stabilizing) Rules (Chapter 571W of the Laws of Hong Kong).

By order of the Board GDS Holdings Limited Mr. William Wei Huang
Chairman and Chief Executive Officer

Hong Kong, November 6, 2020

As at the date of this announcement, the board of directors of the Company comprises Mr. William Wei Huang as the chairman, Mr. Sio Tat Hiang as the vice-chairman, Mr. Satoshi Okada, Mr. Bruno Lopez, Mr. Lee Choong Kwong, and Mr. Gary J. Wojtaszek as directors, and Mr. Lim Ah Doo, Ms. Bin Yu, Mr. Zulkifli Baharudin, Mr. Chang Sun and Ms. Judy Qing Ye as independent directors.